Algonquin Power & Utilities Corp. Agrees to Acquire Additional 16.5% of Atlantica and Announces Equity Financing OAKVILLE, Ontario – April 17, 2018 - Algonquin Power & Utilities Corp. ("APUC") (TSX/NYSE: AQN) today announced that it has entered into an agreement with an entity related to Seville-based Abengoa S.A. (“Abengoa”) (MCE:ABG) to purchase an additional 16.5% equity interest in Atlantica Yield plc (“Atlantica”) (NASDAQ: AY) for a total purchase price of approximately US$345 million, based on a price of US$20.90 per share. APUC previously acquired and currently holds an indirect 25% equity interest in Atlantica. The additional acquisition is expected to close in the second or third quarter of 2018, subject to certain governmental approvals and other closing conditions. No shareholder approvals are required. Concurrent with the commitment to acquire the additional interest in Atlantica, APUC has agreed with certain institutional investors to issue and sell approximately 37.5 million common shares of APUC (the "Shares") at a price of C$11.85 per share for gross proceeds of approximately C$445 million (the "Offering"). The Shares are being offered and sold directly to the institutional investors by APUC without an underwriter or placement agent and no fees will be payable by APUC in such respect. The proceeds of the Offering are anticipated to be utilized for purchase of the additional 16.5% interest in Atlantica, as well as for general corporate purposes. The Offering is expected to close on or about April 24, 2018, subject to the satisfaction of customary conditions, including the approval of the Shares for listing on the Toronto Stock Exchange and the New York Stock Exchange. The Shares are being offered pursuant to the Corporation's shelf prospectus and registration statement on Form F-10 previously filed with the U.S. Securities and Exchange Commission (the "SEC") under the U.S./Canadian multijurisdictional disclosure system. A prospectus supplement related to the Offering will be filed with the Canadian Securities Administrators and the SEC. "This equity issuance supports APUC’s measured international expansion strategy through an accretive incremental investment in Atlantica and largely addresses the common equity required for our 2018 capital investment plan," said Mr. Ian Robertson, Chief Executive Officer of APUC. "In addition to facilitating greater exposure to the attractive portfolio of Atlantica assets, we believe our equity issuance to an investor group led by one of the largest utility investors in the world represents a strong vote of confidence in APUC’S long-term strategy and growth prospects." This press release does not constitute an offer to sell or the solicitation of an offer to buy the Shares, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. About Algonquin Power & Utilities Corp. APUC is a diversified generation, transmission and distribution utility with $10 billion of total assets. Through its two business groups, APUC provides rate regulated natural gas, water, and electricity generation, transmission, and distribution utility services to over 750,000 customers in the United States, and is committed to being a global leader in the generation of clean energy through its portfolio of long term contracted wind, solar and hydroelectric generating facilities representing more than 1,500 MW of installed capacity. APUC delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its rate regulated generation, distribution and transmission businesses, and the pursuit of accretive acquisitions. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D. APUC's common shares are also listed on the New York Stock Exchange under the symbol AQN. Visit APUC at www.algonquinpower.com and follow us on Twitter @AQN_Utilities. Caution Regarding Forward-Looking Information Certain statements included in this news release may contain statements that constitute “forward-looking information” within the meaning of all applicable securities laws, including information and statements regarding the expected timing for completion of the transaction to purchase a 16.5% equity interest in Atlantica. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in APUC's Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise. For Further Information: Ian Tharp, CFA Vice President, Investor Relations Algonquin Power & Utilities Corp. 354 Davis Road, Oakville, Ontario, L6J 2X1 E-mail: InvestorRelations@APUCorp.com Telephone: (905) 465-6770